SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

FINAL SUMMARY VOTING MAP

EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 30, 2020, AT 10:00 A.M.

São Paulo, April 30, 2020 -GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, makes available its final summary voting map:

Description of Resolution	Vote	Number of common shares
1. Do you approve Gafisa’s acquisition of 100% shares Issued by UPCon?	Approve	11,502,838
	Abstain	36,082,407
	Reject	19,194
2. Do you approve the Company’s capital increase of R$310,001,000.00?	Approve	11,504,028
	Abstain	36,081,477
	Reject	18,934
3. Do you approve the issue of two (2) series of convertible debentures to address the UpCON transaction?	Approve	11,502,978
	Abstain	36,082,629
	Reject	18,832
4. Do you approve the change in the Board of Directors’ composition from 7 to 9 members?	Approve	11,355,644
	Abstain	36,087,109
	Reject	161,686
5. Do you approve the election of Mr. Gilberto Benevides as a member of the Board of Directors?	Approve	11,506,440
	Abstain	36,089,447
	Reject	8,552
6. Do you approve the Company’s Share Buyback Program?	Approve	11,514,290
	Abstain	36,081,271
	Reject	8,878

São Paulo, April 30, 2020.

GAFISA S.A

Ian Andrade

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 4 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer